ASSOCIATION OF U.S. WEST RETIREES (NOW QWEST)
         1500 SOUTH MACON STREET, AURORA, COLORADO 80012



April 12, 2001


DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR two new and important shareholder resolutions on executive compensation on Qwest's proxy card for the May 2 annual meeting.

PROPOSAL NO. 4 deserves your special attention and support. It asks the Board of Directors not to include accounting-rule income
- particularly "pension credits" from investment gains in the employee pension trust - in setting formulas for performance-based compensation for top executive officers

             WE URGE YOU TO CAST YOUR VOTE AT QWEST
                      FOR PROPOSAL NO. 4
                AND STRENGTHEN THE LINK BETWEEN
            EXECUTIVE PAY AND OPERATING PERFORMANCE.

Qwest is one of many companies that was able to boost reported earnings thanks to high returns on stocks and other assets in its pension trust./1/ To be sure, Generally Accepted Accounting Principles require companies to report increases in the pension surplus as income. But while this reporting method is mandated by Financial Accounting Standards Rule 87, we agree with Proponents that Qwest's Board should determine performance-based pay using a measure of earnings from operations that does not include non-cash accounting-rule income.

            ACCOUNTING-RULE INCOME FROM PENSION GAINS
     SHOULD NOT BE COUNTED IN SETTING PERFORMANCE-BASED PAY.

During 2000, the measure of "net operating income" reported to Qwest shareholders was inflated by investment gains in the independently-managed employee pension trust. For example, management reported that non-cash "pension credits" accounted for 12.4% of the Company's reported net income during the quarter ending June 30, 2000 - and for 10% ($157 million) of reported net income for the first six months of 2000.

/1/ See Laurie Kaplan Singh, "Feathering the Nest Egg," CFO
Magazine, October 1, 2000 (available online at http://www.cfo.com/article/1,4616,0|1|AD|1006,00.html); Loren
Steffy, "U.S. Companies Pad Profits With Market Gains From
Pension Funds," Bloomberg News, August 23, 2000.

We agree with Proponents that increases in the pension surplus should NOT boost executive pay for the following additional reasons:

-- PENSION CREDITS ARE "PHANTOM INCOME"
As CFO Magazine reported, "some analysts contend that using pension surpluses to boost earnings distorts financial reality." One reason, the article states, is "the earnings aren't real. Because of [ERISA] requirements, a company can't access the assets in its pension plans for purposes other than providing benefits to plan participants." CFO cites Jack Ciesielski, publisher of The Analyst's Accounting Observer, who states:
"[Firms] cannot use this money to finance capital projects, buy stock, or pay dividends. It does nothing to increase or decrease cash flow."/2/

-- PENSION SURPLUSES DO NOT MEASURE OPERATING PERFORMANCE
Qwest's reported pension gains (and their impact on performance-based pay) are tied to the stock prices of other companies' stock selected by the trust's money managers. In awarding executive pay, we believe companies should treat pension income as non-operating income.

WE ALSO URGE YOU TO SUPPORT SHAREHOLDER PROPOSAL NO. 3, WHICH REQUESTS ADVANCE SHAREHOLDER APPROVAL FOR FUTURE "GOLDEN PARACHUTE" SEVERANCE AGREEMENTS with the Company's top executive officers. We agree with Proponents' view that the multi-million dollar parachute agreements at Qwest - and particularly the provisions pertaining to CEO Joseph Nacchio - are contrary to shareholder interests because they may be triggered even by voluntary departures in situations that do not involve a hostile change in control of the company.

I hope you will join me in voting your shares in Qwest on behalf of these two Proposals.

Sincerely,

/s/ Philip M. Graham
Philip M. Graham
Qwest Shareholder and
Vice Chairman of Association of U.S. West Retirees


Please note that the cost of this solicitation is being borne entirely by the retiree associations affiliated with the Association of U.S. West Retirees, and that the Association is communicating to shareowners through both written and telephonic communication. Please DO NOT send your proxy card to the Association.

/2/ See Laurie Kaplan Singh, "Feathering the Nest Egg," CFO
Magazine, October 1, 2000 (available online at http://www.cfo.com/article/1,4616,0|1|AD|1006,00.html).